Exhibit 99.1

news release

Encana announces transformative acquisition of Athlon Energy to establish a premier oil position in the Permian

Calgary, Alberta (September 29, 2014)

Encana Corporation (Encana) (TSX, NYSE: ECA) and Athlon Energy Inc. (Athlon) (NYSE: ATHL) today jointly announced that the two companies have entered into a definitive merger agreement for Encana to acquire all of the issued and outstanding shares of common stock of Texas-based Athlon by means of an all-cash tender offer (the “Offer”) for US$5.93 billion (US$58.50 per share), as well as Encana assuming Athlon’s US$1.15 billion of senior notes, for a total transaction value of approximately US$7.1 billion. The Athlon board of directors has unanimously recommended to its shareholders that they tender to the offer.

The acquisition will add Athlon’s land position of approximately 140,000 net acres focused solely in the heart of the oil-rich Midland Basin to Encana’s portfolio, giving the company a seventh growth area.

“This transformative acquisition further accelerates our strategy and provides us with a prime position in what is widely acknowledged as one of North America’s top oil plays,” says Doug Suttles, Encana President & CEO. “The Athlon team has built an exceptional asset with massive running room that includes greater than 10 years of drilling inventory with up to 11 potential productive horizons of high-margin liquids.”

“With a commitment to excellence and an unwavering focus on results, the Athlon team has established a track record of acquiring high-quality assets, applying extensive technical expertise as a top-tier operator and creating tremendous value for our shareholders,” says Bob Reeves, Chairman, President & CEO of Athlon. “Through tireless dedication and hard work, our team has built a high rate-of-return oil manufacturing process in the heart of the world-class Midland Basin. With Encana’s exceptional resources and the collective expertise of both teams, the next phase will accelerate development and ultimately realize the full potential of the deep inventory of premier projects.”

Encana expects that the transaction will add current production of about 30,000 barrels of oil equivalent per day (boe/d) based on Athlon’s current estimated production including recent acquisitions. Encana sees the potential for approximately 5,000 horizontal well locations with potential recoverable resource of approximately 3 billion barrels of oil equivalent. In 2015, Encana intends to invest at least $1 billion of capital in the play and ramp up from three to at least seven horizontal rigs by year-end 2015. The Permian will play an important part within Encana’s growth portfolio, contributing significantly to company-wide projected total liquids production of around 250,000 barrels per day (bbls/d) by 2017.

“During our strategic review last year, we carefully studied North America’s premier basins and identified the massive horizontal, multi-zone, development potential in the Permian,” adds Suttles. “Our strong balance sheet gave us the ability to act and capture this highly value-accretive opportunity. It is early days in the horizontal development of the Permian play and we see tremendous opportunity to enhance and accelerate value by applying our proven resource play model.”

Following this oil-rich acquisition, Encana now expects to achieve its initial 2017 target to reach 75 percent of operating cash flow from liquids production in 2015, marking a major strategic milestone. In the past year, the company has significantly realigned its portfolio through divestitures of natural gas-weighted assets and the acquisition and development of higher-margin oil and natural gas liquids (NGLs) opportunities.

“We’re delivering on the portfolio promises we made for 2017, today,” says Suttles. “We believe this acquisition, when combined with other recent portfolio changes, is highly accretive to our long-term cash flow per share projections and our goal of sustainably growing shareholder value. Our portfolio now aligns with our vision of being a leading North American resource play company. Our growth areas now include the top two resource plays in Canada, the Montney and Duvernay, and the top two resource plays in the United States, the Eagle Ford and the Permian.”

Strategic Rationale

•	acquisition in core of North America’s largest unconventional oil play

•	accelerates rebalancing of portfolio by two years

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•	investment opportunities for 10+ years

•	acquiring premium netback production

•	lower margin natural gas production being replaced with higher margin oil and NGLs

•	opportunity to enhance value through application of Encana’s operational and proven resource play hub expertise

•	immediately accretive to cash flow per share

•	expected to become free cash flow positive in 2016

•	effective deployment of cash balance

Athlon’s Permian Asset Key Metrics

Acres	140,000 net acres
Location	Midland, Martin, Howard, Glasscock and other counties, Texas
Athlon’s current estimated production including recent acquisitions	Approximately 30,000 boe/d (~80% liquids)
Athlon’s number of producing wells as of Q2 2014	1,121 vertical, 17 horizontal
Athlon’s proved reserves	173 MMboe (pro forma for year-to-date acquisitions)

Terms of the Agreement

The transaction has been unanimously approved by the board of directors of both Encana and Athlon. The board of directors of Athlon has also recommended that its shareholders tender their shares to the Offer. Subject to certain conditions, Athlon’s senior management, as well as funds affiliated with Apollo Global Management, LLC (NYSE:APO) have agreed to tender their respective shares to the Offer, which on a combined basis represents approximately 35.8 percent of Athlon shares on a fully diluted basis.

Under the terms of the merger agreement, Athlon shareholders will receive cash consideration of US$58.50 per share, which represents a premium of 28% over the average trading price of Athlon stock for the last 20 days and a 25% premium over the trading price of Athlon stock at market close on Friday, September 26. The Offer is expected to commence within 10 business days and shareholders will have 20 business days to tender their shares to the Offer following its commencement.

The transaction is subject to the terms and conditions set forth in the merger agreement, including that at least a majority of the Athlon shares on a fully diluted basis have tendered to the Offer, that the waiting period under the U.S. Hart-Scott-Rodino Act has expired or been terminated, and other customary conditions. If the conditions in the merger agreement are met, promptly following consummation of the Offer, Encana’s indirect, wholly-owned subsidiary will be merged into Athlon and any shares not tendered into the Offer will be cancelled and converted into the right to receive the same US$58.50 per share paid in the Offer. Closing of the transaction is expected by year-end 2014.

Athlon Senior Notes

Encana expects that the closing of the Offer will trigger the change of control provisions in the indenture governing Athlon’s US$500 million aggregate principal amount of 7 3/8% Senior Notes due 2021 (the “2021 Notes”), pursuant to which an offer to purchase such notes must be commenced within 30 days of the closing of the Offer at a price of 101% of the principal amount of such notes, plus accrued and unpaid interest. Encana does not expect that the closing of the Offer will trigger the change of control provisions in the indenture governing Athlon’s existing US$650 million aggregate principal amount of 6% Senior Notes due 2022 (the “2022 Notes”). Encana expects that any of the 2021 Notes not tendered pursuant to the change of control offer and all of the 2022 Notes will remain outstanding, subject to any future refinancing of such notes Encana may pursue based on market conditions.

Financial and Legal Advisors

Encana is being advised by Tudor, Pickering, Holt & Co. and Barclays as financial advisors and Paul, Weiss, Rifkind, Wharton & Garrison LLP, Vinson & Elkins LLP and Blake, Cassels & Graydon LLP as legal advisors.

Athlon is being advised by Evercore Group L.L.C. and Goldman, Sachs & Co., as financial advisors, and Latham & Watkins LLP, as legal advisor.

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Barclays has also rendered a fairness opinion to the Encana board of directors in connection with the transaction.

Additional Information

The Offer described in this communication has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Athlon or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) by Encana and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Athlon. The offer to purchase shares of Athlon will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.

Further information on the transaction is available on a slide presentation at www.encana.com, in the Invest In Us section under Presentations & Events.

Conference Call and Webcast

Encana is hosting a conference call to discuss the Athlon acquisition. Presentation slides will be available to download from the Invest in Us/Presentations & Events section of www.encana.com prior to the start of the call.

Conference call for investors

Encana will host a webcast conference call with a slide presentation for investors on Monday, September 29, 2014 starting at 6:00 a.m. MT (8:00 a.m. ET). To participate, please dial (877) 223-4471 (toll-free in North America) or (647) 788-4922 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 3:30 p.m. MT on September 29 until 9:59 p.m. MT on October 9, 2014 by dialing (800) 585-8367 or (416) 621-4642 and entering passcode 12810601. A live audio webcast of the conference call, including slides, will also be available on Encana’s website, www.encana.com, in the Invest In Us section under Presentations & Events. The webcast will be archived for approximately 90 days. Media are invited to attend this call in a listen-only mode.

Follow Encana on Twitter @encana for updates during the conference call for investors.

Conference call for media

A 30-minute conference call for media will be held Monday, September 29, 2014, starting at 7:45 a.m. MT (9:45 a.m. ET) and ending at 8:15 a.m. MT (10:15 A.M. ET). President & CEO Doug Suttles will be available during the call to answer questions from media. To participate, please dial (877) 223-4471 (toll-free in North America) or (647) 788-4922 approximately 10 minutes prior to the conference call.

ADVISORY REGARDING OIL AND GAS INFORMATION—Reserves are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data, the use of established technology, and specified economic conditions, which are generally accepted as being reasonable. Proved reserves are those reserves which can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

The estimates of various classes of reserves in this news release represent arithmetic sums of multiple estimates of such classes for different properties, which statistical principles indicate may be misleading as to volumes that may actually be recovered. Readers should give attention to the estimates of individual classes of reserves and appreciate the differing probabilities of recovery associated with each class.

Encana uses the term resource play. Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play, typically has a lower geological and/or commercial development risk and lower average decline rate. Initial production and short-term rates are not necessarily indicative of long-term performance or of ultimate recovery.

In this news release, certain oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of

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one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS—In the interests of providing Encana and Athlon shareholders and potential investors with information regarding Encana and Athlon including management’s assessment of its and their subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward- looking statements.” Forward-looking statements in this news release include, but are not limited to: achieving Encana’s focus of developing its strong portfolio of resource plays producing natural gas, oil and NGLs; the anticipated purchase price for Athlon by means of an all-cash tender offer; the expectation that Athlon shareholders tender their shares to the Offer; the expected timing of the Offer and anticipated cash per share; the expectation that the closing of the Offer will trigger change of control provisions with respect to the 2021 Notes, that the closing of the Offer will not trigger the change of control provisions with respect to the 2022 Notes and that any of the 2021 Notes not tendered pursuant to the change of control offer and all of the 2022 Notes will remain outstanding; the expected closing date of the Athlon transaction and the expectation that closing conditions will be satisfied and regulatory approvals will be obtained, including that at least a majority of the Athlon shares on a fully diluted basis are tendered and that the waiting period under the U.S. Hart-Scott-Rodino Act has expired or been terminated; the continued acceleration of Encana’s strategy; the benefits of the transaction to Encana (including achieving higher margins, being accretive to cash flow per share and becoming free cash flow positive in 2016); the massive running room of the Athlon lands, including the resource potential and high-margin liquids production; the expectation that the transaction will add current production; potential recoverable resources; anticipated drilling inventory, well locations and production from each well; Encana’s plan to invest in the play in 2015; anticipated drilling and number of rigs by year-end 2015; anticipated development potential; the expectation that the Permian becomes Encana’s seventh growth asset and the expected total production from that play by 2017; the successful implementation of Encana’s resource play model; Encana’s expectation to achieve its 2017 target of operating cash flow production in 2015; Encana’s expectation to deliver on its promises for 2017, to continue to successfully execute on its strategy and meet key benchmarks; maintaining operational excellence, balance sheet strength and the accelerated rebalancing of the portfolio; and Encana’s expectation to be well positioned for further success.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause each company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of, and assumptions regarding natural gas and liquids prices, including substantial or extended decline of the same and their adverse effect on each company’s operations and financial condition and the value and amount of its reserves; assumptions based upon each company’s current guidance; fluctuations in currency and interest rates; risk that Encana may not conclude divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; product supply and demand; market competition; risks inherent in each company’s and its subsidiaries’ marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; each companies’ ability to acquire or find additional reserves; hedging activities resulting in realized and unrealized losses; business interruption and casualty losses; risk of not operating all of its properties and assets; counterparty risk; risk of downgrade in credit rating and its adverse effects; liability for indemnification obligations to third parties; variability of dividends to be paid; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which each company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against each company; risk arising from price basis differential; risk arising from inability to enter into attractive hedges to protect each company’s capital program; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana and Athlon. There can be no

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assurance that the transaction will be completed. Completion of the transaction is subject to a number of risks and uncertainties, including without limitation, that at least a majority of the Athlon shares on a fully diluted basis have tendered to the Offer, that the waiting period under the U.S. Hart-Scott-Rodino Act has expired or been terminated, and other customary conditions. Although Encana and Athlon believe that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Assumptions with respect to forward-looking information regarding expanding Encana’s oil and NGLs production and extraction volumes are based on existing expansion of natural gas processing facilities in areas where Encana operates and the continued expansion and development of oil and NGL production from existing properties within its asset portfolio. Forward-looking information respecting anticipated 2014 cash flow for Encana is based upon, among other things, achieving average production for 2014 of between 2.40 Bcf/d and 2.50 Bcf/d of natural gas and 86,000 bbls/d to 91,000 bbls/d of liquids, commodity prices for natural gas and liquids based on NYMEX $4.50 per MMBtu and WTI of $98 per bbl, an estimated U.S./Canadian dollar foreign exchange rate of $0.90 and a weighted average number of outstanding shares for Encana of approximately 741 million.

Furthermore, the forward-looking statements contained in this news release are made as of the date hereof and, except as required by law, Encana and Athlon undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Athlon Energy

Athlon Energy is an independent exploration and production company focused on the acquisition, development, and exploitation of unconventional oil and liquids-rich natural gas reserves in the Permian Basin.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Encana investor contacts:	Encana media contacts:
Brian Dutton	Jay Averill
Director, Investor Relations	Director, Media Relations
(403) 645-2285	(403) 645-4747

Patti Posadowski	Doug McIntyre
Sr. Advisor, Investor Relations	Advisor, Media Relations
(403) 645-2252	(403) 645-6553

Athlon Energy Inc. contacts:
William Butler	Ernesto Alegria
Chief Financial Officer	Director, Investor Relations
817-984-8220	817-984-8236
InvestorRelations@athlonenergy.com	ealegria@athlonenergy.com

SOURCE: Encana Corporation

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